QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the three months ended October 31, 2008 and the audited consolidated financial statements for the year ended July 31, 2008 which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of December 10, 2008. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

In recent weeks, the deterioration of global economic conditions has resulted in a significant weakening of base metal prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds.

Accordingly, we are actively monitoring the effects of the current economic and credit conditions on our business and reviewing our discretionary capital spending, projects, and operating costs and implementing appropriate cash management strategies.

1.2	Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. (“HDSI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDSI to bring to the Company all corporate opportunities which come to HDSI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the Company’s shares trade on the Over The Counter Bulletin Board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

Not required in interim MD&A.

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31
	2008	2008	2008	2008	2007	2007	2007	2007

Current assets	$504,270	$612,510	$650,216	$684,201	$775,797	$712,910	$705,130	$706,089
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	504,271	612,511	650,217	684,202	775,798	712,911	705,131	706,090

Current liabilities	23,768	20,519	10,515	16,801	16,878	14,408	14,234	6,392
Shareholders’ equity	480,503	591,992	639,702	667,401	758,920	698,503	690,897	699,698
Total liabilities and
shareholders’ equity	504,271	612,511	650,217	684,202	775,798	712,911	705,131	706,090

Working capital	480,502	591,991	639,701	667,400	758,919	698,502	690,896	699,697

Expenses
Conference and travel	–	–	–	–	–	–	777	–
Foreign exchange loss (gain)	79,116	8,870	2,834	37,250	(78,828)	(25,089)	(36,548)	43,790
Interest income	(2,088)	(3,964)	(3,909)	(7,609)	(8,983)	(7,259)	(6,688)	(10,312)
Legal, accounting and audit	278	20,120	3,905	10,264	490	–	18,044	3,189
Mineral property
investigations	–	–	–	–	–	–	–	325,856
Office and administration	28,327	18,083	18,667	32,474	23,846	20,810	24,286	30,104
Regulatory, trust and filing	5,856	4,601	6,202	19,140	3,058	3,932	8,930	7,679
Loss (income) for the period	111,489	$47,710	$27,699	$91,519	$(60,417)	$(7,606)	$8,801	$400,306

Basic and diluted loss per
share	$0.01	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00	$0.03

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the three months ended October 31, 2008 was $111,489. This compares with an income of $60,417 for the same period in fiscal 2007. The loss is mainly due to foreign exchange loss which resulted from the depreciation of the Canadian dollar against the United States dollar. The Company conducted no material exploration or property investigation activity during the three months ended October 31, 2008.

The Company recorded a foreign exchange loss of $79,116 for the three months ended October 31, 2008 compared with a gain of $78,828 in the same period of 2007. This foreign exchange loss resulted primarily from its predominantly Canadian dollar cash and equivalents, which depreciated by approximately $0.18 against the United States dollar over the three months ended October 31, 2008. During the same period of the prior year, the Canadian dollar appreciated against the U.S dollar by approximately $0.12.

Interest income for the three months ended October 31, 2008 was $2,088, compared with $8,983 in the same period of 2007, due mainly to lower average cash balances and lower interest rates.

1.6	Liquidity

At October 31, 2008, the Company had positive working capital of approximately $480,502 (July 31, 2008 – $591,991) which is sufficient to fund expected administrative costs and mineral property investigations for the remaining nine months of the year. The decrease in working capital since July 31, 2008 is mainly due to the use of funds in searching for a suitable exploration project and general corporate costs.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had no commitments for capital expenditures as at October 31, 2008.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Service Inc. ("HDSI") is a private company with certain directors in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. For the three months ended October 31, 2008, the Company paid HDSI $31,150 (2007 – $20,187) for such services.

Exploration advances to and from HDSI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 3 of the interim financial statements for the period ended October 31, 2008.

1.14	Financial Instruments and Other Instruments

None.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in note 3(b) to the consolidated financial statements of July 31, 2008.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at December 10, 2008, which is the date of this MD&A.

		Exercise
	Expiry date	price	Number
Common shares			13,399,426

1.15.3	Internal Control Over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended October 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended October 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.